Via Facsimile and U.S. Mail
Mail Stop 6010

March 6, 2008

Ms. Caroline M. Loewy
Chief Financial Officer
Poniard Pharmaceuticals, Inc.
7000 Shoreline Court
Suite 270
South San Francisco, CA 94080

   Re: Poniard Pharmaceuticals, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2006
       File No. 0-16614

Dear Ms. Loewy:

   We have completed our review of your Form 10-K and have no further comments at this time.

            Sincerely,

            Carlton E. Tartar
            Branch Chief